Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

November 20, 2024

Re:	Pony AI Inc. Amendment No. 2 to Registration Statement on Form F-1 CIK No. 0001969302

Joseph Cascarano

Robert Littlepage

Mariam Mansaray

Matthew Crispino

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Pony AI Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 19, 2024 on the Amendment No. 2 to the Company’s registration statement on Form F-1 publicly filed on November 14, 2024 (the “Registration Statement Amendment No. 2”).

Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (“Registration Statement Amendment No. 3”) and certain exhibits via EDGAR to the Commission, together with a free writing prospectus containing certain changes made to the preliminary prospectus previously filed as part of the Registration Statement Amendment No. 2. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company respectfully advises the Staff that it expects to have the Registration Statement declared effective by the Staff on or around November 25, 2024. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time once outstanding comments are resolved. The Company would greatly appreciate the Staff’s continuing assistance in meeting the proposed timetable.

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November 20, 2024

Registration Statement Amendment No. 2 Filed November 14, 2024

Risk Factors
"Tensions in international trade and investment and rising political tensions, particularly between the United States and China...", page 30

1.	We note your response to prior comment one. Your disclosure regarding your dependence on R&D activities and your continued investment in such activities show that R&D is material to your business. In particular, we note that you plan to use a significant percentage of the proceeds from your offering for continued investments in R&D. Accordingly, please revise your disclosure to discuss how the U.S. Commerce Department’s proposed ban may impact your R&D/testing in the U.S. and whether that may materially affect your R&D activities overall. Additionally, in regard to the VCS hardware you use in U.S.-based testing that is partly sourced from Chinese suppliers, please advise whether you are going to continue these activities if your supply chain is impacted.

The Company respectfully advises the Staff that it acknowledges the importance of its R&D activities and investments, as disclosed in its proposed use of proceeds (which are all intended to be used in non-U.S. R&D activities from a geographic perspective) and elsewhere in the Registration Statement Amendment No. 3. The Company’s U.S.-based testing could be restricted or prohibited after the CV ANPRM takes effect in its current form due to its Chinese components. Nevertheless, the Company does not believe that impacts of the CV ANPRM, if implemented in its current proposed form, on its U.S.-based testing would result in a material adverse impact on its overall R&D activities. This is because the Company’s very limited U.S. road testing (which involves no more than 10 autonomous driving vehicles currently operated in compliance with applicable U.S. regulations) and its U.S. R&D personnel are separate from those in China and the data collected from U.S. testing is not used to conduct or support its R&D activities in China (which are more material to the Company’s current and future business). The Company also expects to either modify or, alternatively, discontinue or otherwise dispose of its U.S.-based R&D if its supply chain or operation in the U.S. is materially disrupted or otherwise restricted in the event of any further regulatory restrictions imposed under the CV ANPRM or other U.S. laws and regulations. Further, as previously disclosed, the Company is not currently engaged in and does not plan to engage in any U.S. importation, sale or distribution of connected vehicles equipped with Chinese or Russian software or hardware subject to the CV ANPRM, which further reduces potential impacts of such proposed ban on its business and operations. The Company has revised its disclosure on pages 66 and 152 of the Registration Statement Amendment No. 3 to clarify this accordingly.

Regulations on Foreign Investment, page 162

2.	Disclose whether your business is considered “encouraged, restricted or prohibited” under the applicable PRC regulations relating to foreign investment in PRC companies. We note that other PRC based companies engaged in developing autonomous driving vehicles have recently restructured their businesses so that they no longer operate their businesses through VIEs. Clarify whether you did the same and how you were able to do so. For example, if certain of your operations, such as mapping and surveying technologies, were transferred to a third party, please disclose the details of the transaction.

The Company respectfully advises the Staff that its business is permitted under the applicable PRC foreign investment regulations and no part of its business falls under any of the “encouraged, restricted or prohibited” categories. As previously disclosed in the Registration Statement Amendment No. 2, the Company terminated its former VIE arrangements in February 2024, after which the former VIEs became its wholly-owned subsidiaries. Such former VIEs, before such restructuring, did not actually engage in any business or hold any license that is subject to PRC foreign investment restrictions or prohibitions (including mapping and surveying services or any license of that nature). The Company initially established these VIEs solely for the purposes of preserving the flexibility to potentially engage in future business that may be subject to such PRC restrictions or prohibitions (although it has never engaged in such business to date). The former VIE arrangements were terminated by the WFOEs’ acquisition of the equity interests in the former VIEs, which the Company believes provided more regulatory certainty to investors. See “Our History and Corporate Structure — Prior Contractual Arrangements with the Former VIEs and Their Subsidiaries.” This restructuring did not involve the transfer of any operation, technology or license of the former VIEs (including any mapping or surveying technology or license) to any third party. Neither has there been any change to the nature or extent of the former VIEs’ business activities after the termination of the VIE arrangements. For the avoidance of doubt, none of the Company, its subsidiaries and its former VIEs engages in any mapping or surveying activities before or after the termination of the former VIE arrangements. Rather, the relevant subsidiaries and former VIEs (which subsequently became wholly-owned subsidiaries) have been procuring mapping and surveying data and services that support their driving algorithms and functions from multiple external PRC mapping data and surveying suppliers that hold the relevant mapping and surveying qualifications. The Company has revised disclosure on the cover page and pages 163, 164 and 165 of the Registration Statement Amendment No. 3 to clarify this.

November 20, 2024

Registration Statement Amendment No. 1 Filed November 7, 2024

Financial Statements
Note 13. Subsequent Events, page F-84

3.	We note your response to prior comment 11. Please disclose your accounting and the financial impact of this modification. Refer to ASC 855-10-50-2. Indicate whether the amendment to the preferred stock represents an extinguishment or modification.

In response to the Staff’s comment, the Company has added the related disclosure in “Subsequent Events” of its unaudited condensed consolidated financial statements on pages F-84 and F-85 of the Registration Statement Amendment No. 3 to reflect the accounting impacts of the modification of terms.

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November 20, 2024

If you have any questions regarding this submission, please contact Li He at +852-2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Tian Gao, Vice President
Pony AI Inc.

Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP

Wei Zhang Deloitte Touche Tohmatsu Certified Public Accountants LLP

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